SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/8/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,754,259

8. SHARED VOTING POWER
1,526,409

9. SOLE DISPOSITIVE POWER
1,754,259
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,526,409

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,280,668 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.93%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,754,259

8. SHARED VOTING POWER
1,526,409

9. SOLE DISPOSITIVE POWER
1,754,259
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,526,409

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,280,668 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.93%

14. TYPE OF REPORTING PERSON


IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,754,259

8. SHARED VOTING POWER
1,526,409

9. SOLE DISPOSITIVE POWER
1,754,259
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,526,409

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,280,668 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.93%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,754,259

8. SHARED VOTING POWER
1,526,409

9. SOLE DISPOSITIVE POWER
1,754,259
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,526,409

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,280,668 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.93%

14. TYPE OF REPORTING PERSON


IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed July 19, 2012. Except as specifically set forth herein, the schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on February 27, 2014 there were 66,531,441 shares of common stock outstanding as of 2/12/14. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven
Samuels own Bulldog Investors, LLC,  a registered investment advisor.
As of April 8, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,280,668 shares of ETJ by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 3,280,668 shares of ETJ include 1,754,259 shares (representing 2.64% of ETJ's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 3,280,668 shares of ETJ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,526,409 shares (representing 2.29% of ETJ's outstanding shares).

c) Since the last filing on 2/19/14 the following shares of ETJ were sold:

Date:		        Shares:			Price:
02/19/14		(5,000)		     	11.5010
02/19/14		(43,902)		11.4543
02/20/14		(4,600)			11.4632
02/25/14		(31,584)		11.4837
02/26/14		(10,150)		11.4746
02/27/14		(16,922)		11.4902
02/28/14		(11,700)		11.5331
03/03/14		(75,000)		11.4410
03/06/14		(11,100)		11.5820
03/07/14		(31,928)		11.5513
03/10/14		(36,900)		11.5442
03/11/14		(4,457)			11.5200
03/12/14		(50,000)		11.5134
03/13/14		(32,798)		11.4747
03/14/14		(18,024)		11.4310
03/18/14		(13,489)		11.5339
03/19/14		(38,325)		11.5140
03/20/14		(9,500)			11.4004
03/21/14		(30,401)		11.4101
03/24/14		(50,000)		11.3405
03/25/14		(44,300)		11.3399
03/26/14		(72,726)		11.3372
03/27/14		(50,700)		11.2476
03/28/14		(51,721)		11.2690
03/31/14		(36,700)		11.3379
04/01/14		(5,100)			11.3716
04/04/14		(38,100)		11.3023
04/07/14		(25,200)		11.1683
04/08/14		(48,200)		11.1673




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/9/2014

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member



Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.